1812 Front Street

Scotch Plains, NJ 07076

Telephone: 908-462-2766

September 19, 2019

Filed on the EDGAR System

Lauren Nguyen, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	10sion Holdings, Inc. Registration Statement on Form S-1 File No. 333-228046 Application for Withdrawal of Entire Registration Statement

Dear Ms. Nguyen:

In reliance on §230.477 of the rules and regulations promulgated under the Securities Act of 1933, the undersigned respectfully requests to withdraw the above referenced entire registration statement, and for grounds on which this application is made, states as follows:

The registration statement is not and has not been declared effective.

No securities have been sold in connection with offering proposed to be and as described in the registration statement.

The registrant does not intend to sell securities in connection with proposed to be and as described in the registration statement.

The registrant’s business and affairs have changed such that much of the information in the registration statement is obsolete.

Very truly yours,

/s/ Kenneth D. Bland

Kenneth D. Bland

President